

Hakim Bawa · 3rd

Founder/CTO

Montreal, Quebec, Canada · Contact info

30 connections

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Impakt

Cégep de Sainte-Foy

About

I've always been passionate about technology. 'Jailbreaking' devices and writing some helper code at the age of 14, I've start different businesses in the last 10 years mostly revolving around technology.

I've also lived 6 years in China, learning about the real-world industry of technology, import & export.

Activity

31 followers

Hakim Bawa commented on a post · 1w

Thank you Winston, it's also been a great pleasure working alongside someone with so much experience, passion and critical thinking, so much to learn from! ...show more

6 · 2 comments

Hakim Bawa reposted this · 1w

vSports @ CES 2023

Hakim Bawa posted this · 2w

It's been a while since I started my role at Impakt as a Chief Technology Officer, but I wanted to share this update with everyone. ...show more

6 · 2 comments

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Experience

Chief Technology Officer
Impakt · Permanent Full-time
May 2020 - Present · 2 yrs 9 mos

- Brought the complete software product from 0 to 1, including full-stack web development, DevOps, Unity, computer vision, and more. ...see more

Skills: Full-Stack Development · DevOps · Unity · Team Management · Computer Vision

General Manager
CasaGlobal China · Full-time
Jun 2016 - May 2020 · 4 yrs
Jinhua, Zhejiang, China

Worked as a general manager in the import & export business while living in China, specializing in electronics exports to Canada. As my previous experience in business, I had to wear many ha ...see more

Co-Founder
C.G. Electronic
Apr 2013 - Jun 2016 · 3 yrs 3 mos
Montreal, Quebec, Canada

As competition was growing fierce in the cell-phone repair industry, my partner and I started our own cell-phone spare parts distribution company. We had great connections in the technology ind ...see more

Founder
GlobalPhone QC
Oct 2010 - Jun 2016 · 5 yrs 9 mos
Greater Quebec City Metropolitan Area

Self-Founded GlobalPhone, a cell-phone repair company. What started as an interest and a passion for technology at 16 years old soon became a proper business in its own right. Was sold at a prol ...see more

Education

Cégep de Sainte-Foy
Social Sciences
Sep 2010 - Dec 2012

Skills

Full-Stack Development

Chief Technology Officer at Impakt

DevOps

 Chief Technology Officer at Impakt

Unity

 Chief Technology Officer at Impakt

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Interests

Companies   Schools

Cégep de Sainte-Foy
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 **Impakt**
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